UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, November 19, 2013 –Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the nine months ended September 30, 2013 of US$398.1 million (US$1.51 per ADR), a decrease from US$507.4 million (US$1.93 per ADR) for the nine months ended September 30, 2012. Gross Margin1 reached US$575.2 million (33.6% of revenues) for the nine months ended September 30, 2013, a decrease compared to US$794.3 million (43.4% of revenues) for the nine months ended September 30, 2012. Revenues totaled US$1,710.9 million for the nine months ended September 30, 2013, representing a decrease of 6.4% compared to US$1,828.2 million reported for the nine months ended September 30, 2012.

The Company also announced earnings for the third quarter of 2013, reporting net income2 of US$138.9 million (US$0.53 per ADR) compared to US$165.2 million (US$0.63 per ADR) for the third quarter of 2012. Gross Margin for the third quarter of 2013 reached US$148.5 million, a decrease compared to US$262.3 million for the third quarter of 2012. Revenues totaled US$521.1 million, a decrease of approximately 15.3% compared to US$615.3 million for the third quarter of 2012.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “Our third quarter results were impacted by recent uncertainty in the potassium chloride market. There are various reports and information available today regarding the potash market. These reports include both positive and negative information, which has in turn led to uncertainty relating to short-term potassium chloride pricing. We continue to believe that market demand is the most important indicator when assessing the potash market, and we are confident that total demand levels for 2014 will surpass the levels reached in 2013. Our total production cost of potassium chloride is well below the market price.”

Mr. Contesse went on to say, “In the iodine market, we have seen slightly lower growth than anticipated during the first nine months of 2013. As expected, we see new volumes from competitors in the iodine market, which impacted our third quarter results. With limited public information available from our competitors, we do not have a clear view on supply growth in the future; it is therefore difficult to give specific guidance relating to our iodine sales volumes for 2014.”

On a different subject, Mr. Contesse said, “Recently, we teamed with a leading global management consultant in an effort to reduce costs company-wide. We are proud of the results we achieved as various initiatives were implemented at all levels of SQM. The company is moving in the right direction, reducing costs and improving its productivity.”

Segment Analysis

Specialty Plant Nutrition (“SPN”)

Revenues from the SPN business line for the nine months ended September 30, 2013 totaled US$533.3 million, an increase of 3.4% compared to $515.9 million for the nine months ended September 30, 2012.

Third quarter 2013 revenues reached US$154.7 million, 4.5% lower than the US$162.0 million reported in the third quarter of 2012.

The SPN market experienced stable demand growth during the first nine months of 2013 compared to 2012. We have not seen any curtailment of supply, and do not expect any new supply from any of the three main players, including SQM, in the market. We saw some sales volumes increases during the first nine months of 2013 compared to the first nine months of 2012, and these increases were led mostly by increased sales volumes of potassium nitrate.

Prices for the nine months ended September 30, 2013 for the various products within the SPN business line decreased between 5-9% compared to prices during the same period of 2012. The decrease in average prices in the SPN segment was less than the price decrease seen in our potassium chloride segment seen during the same period, in which prices fell between 13-15%. In general, potassium nitrate prices are less volatile than other commodity fertilizers such as potassium chloride.

Gross profit for the SPN segment accounted for approximately 22% of SQM’s consolidated gross margin for the nine months ended September 30, 2013.

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Iodine and derivatives

Revenues from sales of iodine and derivatives during the first nine months of 2013 were US$358.4 million, a decrease of 20.2% compared to US$449.1 million generated during the first nine months of 2012.

Iodine and derivatives revenues for the third quarter of 2013 amounted to US$103.8 million, a decrease of 29.9% compared to US$148.2 million achieved during the third quarter of 2012.

We continue to be a world leader in the iodine market, and we expect total market demand to keep growing in 2013. As seen in recent quarters, demand growth is being led by x-ray contrast media, uses related to LCD screens and pharmaceutical applications. However, for the first nine months of 2013, we saw lower demand growth than originally expected. Additionally, throughout 2013 we have seen higher volumes from Chilean competitors resulting from new supply, and therefore our sales volumes were lower than those seen during the first nine months of 2012. Prices in this business line have remained relatively stable throughout the first nine months of the year, approximately 3.7% lower than the first nine months of 2012.

Gross profit for the Iodine and Derivatives segment accounted for approximately 35% of SQM’s consolidated gross margin for the nine months ended September 30, 2013.

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$148.4 million during the nine months ended September 30, 2013, a decrease of 10.0% compared to the US$164.9 million for the nine months ended September 30, 2012.

Lithium and derivatives revenues increased approximately 8.9% during the third quarter of 2013 compared to the third quarter of 2012. Total revenues amounted to US$56.0 million during the third quarter of 2013, compared to US$51.4 million in the third quarter of 2012.

Demand growth continues to be led by the battery market, along with important growth in uses related to glass and grease. We believe that the lithium market is positioned to grow in the short and long term resulting from the development of new technologies related to energy storage, and we expect market growth to be between 5-10% in 2013 compared to 2012. Sales volumes for the nine months ended September 30, 2013 were down about 20% compared to sales volumes during the nine month period ended September 30, 2012. However, sales volumes during the third quarter were approximately 47% higher than sales volumes reported during the second quarter 2013.

Prices in the lithium and derivatives business line were almost 22% higher during the third quarter of 2013 than prices seen during the third quarter of 2012.

Gross profit for the Lithium and Derivatives segment accounted for approximately 12% of SQM’s consolidated gross margin for the nine months ended September 30, 2013.

Potassium Chloride & Potassium Sulfate (MOP & SOP3)

Potassium chloride and potassium sulfate revenues for the nine months ended September 30, 2013 totaled US$472.3 million, a 3.4% increase compared to the US$456.6 million reported for the nine months ended September 30, 2012.

Potassium chloride and potassium sulfate revenues increased 18.2% in the third quarter of 2013, reaching US$155.2 million compared to the US$131.3 million reported for the third quarter of 2012.

Sales volumes for the third quarter of 2013 were over 50% higher than sales volumes for the same period of 2012, led mostly by sales in South America and North America, where markets remain stronger than those in other regions such as India and China. We still expect sales volumes for 2013 to be approximately 15-20% higher than sales volumes seen last year.

As a result of the unexpected announcement made by the Russian company, Uralkali, on July 30th, 2013 that it was terminating its participation in the Belarus Potash Corporation export company, we have seen downward pressure on prices of potassium chloride. Prices for the third quarter of 2013 were approximately US$50 to 70 lower per metric ton than prices during the second quarter of 2013.

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Gross profit for the potassium chloride and potassium sulfate segment accounted for approximately 23% of SQM’s consolidated gross margin for the nine months ended September 30, 2013.

Industrial Chemicals

Industrial chemicals revenues for the nine months ended September 30, 2013 reached US$129.3 million, a 23.6% decrease compared to US$169.3 million for the nine months ended September 30, 2012.

Revenues for the third quarter of 2013 totaled US$19.5 million, a decrease of 77.2% compared to US$85.6 million for the third quarter of 2012.

As expected, volumes during the nine months ended September 30, 2013 decreased significantly compared to sales volumes reported during the same period in 2012. This is a direct result of a reduction in the sale of solar salt4, products used for alternative energy sources. We are hopeful that we will see a return of solar salt sales volumes in 2015. Industrial chemical demand for traditional applications such as explosives, detergents and glass, among others, remained stable during the nine months ended September 30, 2013.

Gross profit for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross margin for the nine months ended September 30, 2013.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$69.2 million in the nine months ended September 30, 2013, a decrease compared to US$72.5 million for the nine months ended September 30, 2012.

Metallic Exploration

In 2008, we resumed a systematic program of Greenfield metal exploration, mainly within our caliche mining concessions. This program has enabled us to define fifty areas of interest that are currently being explored internally or by third parties. Our direct investment in exploration between 2008-2013 is expected to reach US$44 million.

During the last quarter, progress has been made with Greenfield exploration, identifying three new areas of interest. At the same time, progress has been made in the drilling surveys at Fiel Rosita.

We have been developing a program of exploration alliances with third parties on mining properties through option contracts. The agreements provide a mechanism for participation by way of minority share and/or royalties on sales. The objective, over the next five years, is to explore approximately 1 million hectares, with an investment of approximately US$150 million. During the third quarter of 2013, two new option contracts and two Memoranda of Understanding were signed with three different companies.

Finally, on September 11, 2013, we sold the royalties we had on the Antucoya mining project for US$84 million to Antofagasta Minerals ("AMSA"). We sold our mining rights for this project to AMSA in 2006.

Financial Information

Capital Expenditures

In the past three years, SQM has invested significant amounts of capital for expansion projects across most of its major business lines. In 2010, investments focused on the completion of a new 300,000 metric ton potassium nitrate facility in Coya Sur, which increased total production capacity by over 45%, to 950,000 metric tons. This new facility improved efficiency and lowered costs for potassium nitrate production. Furthermore, the Company has increased its potassium chloride production by approximately 40% to 2.0 million tons in the past three years.

SQM has plans to continue to increase its potassium chloride and potassium sulfate production over the next 12 months to reach production capacity of 2.3 million tons. This potassium chloride and potassium sulfate will be sold either in the potassium chloride business line or used as a raw material for products sold within the SPN business line.

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It is anticipated that capital expenditures for 2013 will reach close to US$400 million, lower than the previously estimated amount of US$500 million. SQM is finalizing its capital expenditures budget for 2014, but it is anticipated that the amount will be significantly lower than final amounts expected for 2013. This estimate will be made available in the following months after final approval from the Board has been received.

Administrative Expenses

Administrative expenses totaled US$76.1 million (4.4% of revenues) for the nine months ended September 30, 2013, compared to US$74.3 million (4.1% of revenues) for the nine months ended September 30, 2012.

Financial Indicators

Net Financial Expenses

Net financial expenses for the nine months ended September 30, 2013 were US$34.3 million, compared to US$21.3 million for the nine months ended September 30, 2012.

Other Operating Income and Expenses

As explained above, during the third quarter we sold the royalties we had on the Antucoya mining project for US$84 million to Antofagasta Minerals ("AMSA"). This amount is fully reflected as a profit before taxes. The positive net effect on the third quarter results was approximately US$67 million.

Additionally, as part of our cost savings efforts, we recognized costs of approximately $12 million, most of which will be accounted for during the third quarter of 2013.

Income Tax Expense

During the first nine months of 2013, income tax expense reached US$117.1 million for the nine months ended September 30, 2013, representing an effective tax rate of 22.5%, compared to an income tax expense of US$173.9 million during the nine months ended September 30, 2012. The Chilean corporate tax rate was 20% during both periods.

Other

The EBITDA margin was approximately 39% for the first nine months of 2013. EBITDA margins for the nine months ended September 30, 2012 were approximately 46%. The Company’s EBITDA margin for the third quarter of 2013 was approximately 34%.

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*Adjusted EBITDA (LTM) = Gross Profit – Administrative expenses + Depreciation & Amortization for the last 12 months. 2008 figures prepared according to Chilean GAAP; 2009-2013 figured based on IFRS

*Leverage = Total Liabilities/Total Equity. 2008 figures prepared according to Chilean GAAP; 2009-2013 figured based on IFRS

Notes:

1)	Gross Margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.

2)	Net Income refers to the Comprehensive income attributable to Controlling Interests.
3)	Potassium Sulfate (SOP) is included under the Potassium Chloride & Potassium Sulfate (MOP & SOP) business line.
4)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this press release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact: Rosalia Vera / rvera@imaginaccion.cl

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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Balance Sheet

(US$ Millions)	As of Sept 30	As of Dec. 31
	2013	2012

Total Current Assets	2,666.0	2,246.7
Cash and cash equivalents	444.6	324.4
Other current financial assets	624.9	316.1
Accounts receivable (1)	563.5	612.0
Inventory	956.8	896.2
Others	76.3	98.0

Total Non-current Assets	2,309.2	2,169.7
Other non-current financial assets	7.0	29.5
Investments in related companies	77.2	70.3
Property, plant and equipment	2.136.3	1.988.3
Other Non-current Assets	88.7	81.6

Total Assets	4,975.3	4,416.4

Total Current Liabilities	951.1	609.1
Short-term debt	395.2	152.8
Others	555.9	456.3

Total Long-Term Liabilities	1,629.5	1,619.9
Long-term debt	1,450.4	1,446.2
Others	179.1	173.7

Shareholders' Equity before Minority Interest	2,337.9	2,132.8

Minority Interest	56.8	54.6

Total Shareholders' Equity	2,394.7	2,187.4

Total Liabilities & Shareholders' Equity	4,975.3	4,416.4

Liquidity (2)	2.8	3.7

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

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Income Statement

(US$ Millions)	For the 3rd Quarter 2013		For the nine-month period ended June 30
	2013	2012	2013	2012

Revenues	521.1	615.3	1,710.9	1,828.2

Specialty Plant Nutrition*	154.7	162.0	533.3	515.9
Iodine and Iodine Derivatives	103.8	148.2	358.4	449.1
Lithium and Lithium Derivatives	56.0	51.4	148.4	164.9
Industrial Chemicals	19.5	85.6	129.3	169.3
Potassium Chloride & Potassium Sulfate	155.2	131.3	472.3	456.6
Other Income	31.8	36.7	69.2	72.5

Cost of Goods Sold	(317.6)	(301.2)	(976.3)	(888.0)
Depreciation and Amortization	(55.0)	(51.7)	(159.4)	(146.0)

Gross Margin	148.5	262.3	575.2	794.3

Administrative Expenses	(25.4)	(26.0)	(76.1)	(74.3)
Financial Expenses	(16.7)	(15.1)	(44.1)	(41.5)
Financial Income	2.4	7.5	9.7	20.2
Exchange Difference	(2.5)	(2.4)	(11.3)	(17.7)
Other	71.5	(1.3)	66.1	6.0

Income Before Taxes	177.8	225.0	519.6	686.9

Income Tax	(36.9)	(57.6)	(117.1)	(173.9)

Net Income before minority interest	140.9	167.4	402.5	513.0

Minority Interest	(2.0)	(2.2)	(4.4)	(5.6)

Net Income	138.9	165.2	398.1	507.4
Net Income per Share (US$)	0.53	0.63	1.51	1.93

*Includes other specialty fertilizers

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 19, 2013

By:       Ricardo Ramos R

(Signature) *

* Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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